UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                  Under the Securities Exchange Act of 1934(1)



                                 Urologix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock - $.01 Par Value
--------------------------------------------------------------------------------
                         (Title or Class of Securities)


                                   917273 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)




-------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 917273 10 4                 13G                      Page 2 of 5 Pages
          -----------                                          -----------------


--------------------------------------------------------------------------------
  1       NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Boston Scientific Corporation
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          The State of Delaware
--------------------------------------------------------------------------------
                      5         SOLE VOTING POWER

                                587,500  (See Item 4(a))
    NUMBER OF        -----------------------------------------------------------
      SHARES          6         SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                    None
      EACH           -----------------------------------------------------------
    REPORTING         7         SOLE DISPOSITIVE POWER
     PERSON
      WITH                      587,500  (See Item 4(a))
                     -----------------------------------------------------------
                      8         SHARED DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          587,500  (See Item 4(a))
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          (See Instructions)          [ ]

--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.4%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------



                                                               Page 3 of 5 Pages
                                                               -----------------



ITEM  1(a). NAME OF ISSUER:

Urologix, Inc., a Minnesota corporation (the "Company").

ITEM  1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The principal executive office of the Company is located at 14405 21st. Avenue North, Minneapolis, MN 55447.

ITEM  2(a). NAME OF PERSON FILING:

This statement is filed by Boston Scientific Corporation.

ITEM  2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of the person filing is One Boston Scientific Place, Natick, MA 01760-1537.

ITEM  2(c). CITIZENSHIP:

The place of organization of the person filing is the State of Delaware.

ITEM  2(d). TITLE OF CLASS OF SECURITIES:

This statement relates to the Company's Common Stock, $.01 par value per share.

ITEM  2(e). CUSIP NUMBER:

The CUSIP number for the Company's Common Stock is 917273 10 4.



                                                               Page 4 of 5 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

Not applicable; filed pursuant to Rule 13d-1(c).

      (a)   [ ] Broker or dealer registered under Section 15 of the Act.

      (b)   [ ] Bank as defined in Section 3(a)(6) of the Act.

      (c)   [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

      (e) [ ] Investment Adviser registered under Section 203 of the Invest-ment Advisers Act of 1940.

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

      (g)   [ ] Parent  Holding  Company,  in  accordance   with  Rule  13d-1(b)
                (1)(ii)(G); see Item 7.

      (h)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM  4. OWNERSHIP:

      (a)   Amount beneficially owned: 587,500

      (b)   Percent of class: 6.4%

      (c) Number of shares as to which such person has:

            (i) Sole Power to vote or to direct the vote: 587,500 shares (See 4(a) above).

            (ii)  Shared power to vote or to direct the vote: None.

            (iii) Sole power to dispose or to direct the disposition of: 587,500 shares (See 4(a) above).

            (iv)  Shared power to dispose or to direct the disposition of: None

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM  6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.


                                                               Page 5 of 5 Pages



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM  8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM  9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM  10. CERTIFICATION:

Not applicable.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 14, 1997
                                          --------------------------------------
                                          (Date)


                                          /s/ Lawrence J. Knopf
                                          --------------------------------------
                                          Name:   Lawrence J. Knopf
                                          Title:  Vice-President & Assistant
                                                   General Counsel